Mail Stop 6010

May 15, 2006

By U.S. Mail and Facsimile to (425) 453-2916

Ms. Holly Roseberry
Chief Executive Officer
Hybrid Technologies, Inc.
5001 East Bonanza Road, Suite 138-145
Las Vegas, Nevada 89110

> **RE: Hybrid Technologies, Inc.**
> **Form 10-KSB for fiscal year ended July 31, 2005**
> **Form 10-Q for the quarterly period ended January 31, 2006**
> **File No. 0-33391**

Dear Ms. Roseberry,

We have reviewed your letter filed on April 10, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended July 31, 2005

Report of Independent Registered Public Accounting Firm, page 26

1.	We see from your response to prior comment 2 that your auditors inadvertently omitted certain periods from their report. Please file an amendment to your Form 10-K for the year end July 31, 2005 that includes a report from your auditors that covers all required periods.

Form 10-Q for the quarterly period ended January 31, 2006

Consolidated Statements of Cash Flows, page 6

2.	We see that your net loss for the six months ended January 31, 2005 per your cash flow statement of $1,152,237 does not agree to your net loss per your income statement of $1,895,738. Additionally the cash at end of period (January 31, 2005) does not agree to the January 31, 2005 cash balance disclosed in your most recent Form 10-K. Please advise and make sure proper amounts are included in this financial statement in future filings.

As appropriate, please amend your Form 10-KSB for the year ended July 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant